UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 16, 2020

HENNESSY CAPITAL ACQUISITION CORP. IV

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-38824	83-1476189
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3415 N. Pines Way, Suite 204 Wilson, Wyoming	83014
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (307) 201-1903

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	HCAC	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	HCACW	The Nasdaq Stock Market LLC
Units, each consisting of one share of Class A Common Stock and three-quarters of one Redeemable Warrant	HCACU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On September 18, 2020, Hennessy Capital Acquisition Corp. IV (“HCAC”), filed a registration statement on Form S-4 (File No. 333-248923) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) relating to the previously announced proposed business combination with Canoo Holdings Ltd. f/k/a EVelozcity Holdings Ltd. (together with its successors and assigns, “Canoo”) and other transactions contemplated by that certain Merger Agreement and Plan of Reorganization, dated as of August 17, 2020 (the “Merger Agreement”), by and among HCAC, HCAC IV First Merger Sub, Ltd., HCAC IV Second Merger Sub, LLC and Canoo (collectively, the “Business Combination”). On December 4, 2020, the Registration Statement was declared effective by the SEC, and HCAC filed a definitive proxy statement/prospectus relating to the special meeting of stockholders of HCAC scheduled to be held on December 21, 2020 (the “definitive proxy statement/prospectus”) to, among other things, obtain the approvals required for the Business Combination and the other transactions and ancillary agreements contemplated by the Merger Agreement.

Since the initial filing of the Registration Statement, (i) Lester Chiang, a purported stockholder of HCAC, has filed a complaint against HCAC and the board of directors of HCAC in the Supreme Court of the State of New York, County of New York, captioned Lester Chiang v. Hennessy Capital Acquisition Corp. IV, et al. (the “Chiang Complaint”), (ii) Thomas Schuman, a purported stockholder of HCAC has filed a complaint against HCAC and the board of directors of HCAC in the Supreme Court of the State of New York, County of New York, captioned Thomas Schuman v. Hennessy Capital Acquisition Corp. IV, et al. (the “Schuman Complaint”), and (iii) Mitesh Shah, a purported stockholder of HCAC, has filed a complaint against HCAC and the board of directors of HCAC in the Supreme Court of the State of New York, County of New York, captioned Mitesh Shah v. Hennessy Capital Acquisition Corp. IV, et al. (together with the Chiang Complaint and Schuman Complaint, the “Proxy Complaints”). The Proxy Complaints all generally allege that the definitive proxy statement/prospectus omits material information about the Business Combination.

While HCAC believes that the disclosures set forth in the definitive proxy statement/prospectus comply fully with applicable law, in order to moot the plaintiffs’ disclosure claims in the Proxy Complaints, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Merger, HCAC has determined to voluntarily supplement the definitive proxy statement/prospectus with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, HCAC specifically denies all allegations in the Proxy Complaints, any alleged violation of law or any legal or equitable duty, and that any additional disclosure was or is required. HCAC believes the Proxy Complaints are without merit. As a result of the Supplemental Disclosures, purported stockholders Lester Chiang, Thomas Schuman, and Mitesh Shah have agreed that their claims have been mooted and will dismiss the Proxy Complaints with prejudice.

The Supplemental Disclosures will not affect the merger consideration to be paid to Canoo’s equity holders in connection with the Merger or the timing of HCAC’s virtual special meeting of stockholders scheduled to be held online via live webcast on December 21, 2020 at 10:00 a.m., Eastern Time, at https://www.cstproxy.com/hennessycapiv/sm2020 (the “Special Meeting”). The board of directors continues to recommend that you vote “FOR” the proposals being considered at the Special Meeting.

SUPPLEMENT TO DEFINITIVE PROXY STATEMENT/PROSPECTUS

The following information should be read in conjunction with the definitive proxy statement/prospectus, which should be read in its entirety. All page references in the information below are to pages in the definitive proxy statement/ prospectus, and capitalized terms used in this Current Report on Form 8-K shall have the meanings set forth in the definitive proxy statement/prospectus, unless otherwise defined herein. To the extent the following information differs from or conflicts with the information contained in the definitive proxy statement/prospectus, the information set forth below shall be deemed to supersede the respective information in the definitive proxy statement/prospectus.

The disclosure in the last paragraph on page 102 of the definitive proxy statement/prospectus is hereby supplemented by amending and restating the paragraph to read as follows:

During the week of June 29, 2020, Hennessy Capital’s management team participated in an introductory videoconference with a director and other representative of Canoo to become further acquainted with Canoo. Shortly after the introductory videoconference, on June 30, 2020, Hennessy Capital and Canoo executed a non-disclosure agreement, which did not contain a standstill agreement or a “don’t ask, don’t waive” provision, and Canoo subsequently provided Hennessy Capital with overview materials for Canoo.

The disclosure in the fifth paragraph on page 103 of the definitive proxy statement/prospectus is hereby supplemented by amending and restating the paragraph to read as follows:

Throughout the day on July 13, 2020, Hennessy Capital engaged in multiple discussions with its financial advisors, Nomura and Stifel, regarding a draft letter of intent and the proposed valuation of Canoo, including expected investor demand for a PIPE transaction in connection with the acquisition of Canoo at such proposed valuation of Canoo.

The disclosure in the last paragraph on page 109 of the definitive proxy statement/prospectus is hereby supplemented by amending and restating the paragraph to read as follows:

•        Attractive Market Valuation. In addition to the benchmarking based on strategic and commercial development achievements versus other companies in the EV and advanced mobility sector, the HCAC Board also looked at valuation based on a discounted future enterprise value methodology which it considered appropriate and required since Canoo does not plan to launch its first vehicle until 2022 and will not have all three of its planned vehicle offerings launched until 2025. The discounted future enterprise value analysis requires applying the current market multiple of the peer group to a future revenue projection to estimate the future enterprise value of Canoo, which can then be discounted to arrive at a present value for Canoo. This results in a favorable comparison to Canoo’s $1.8 billion enterprise value implied by the transaction, even when applying a conservative discount rate assumption. For example, when applying an enterprise value/revenue multiple of 3.0x to Canoo’s 2025 estimated revenue (which revenue multiple compares conservatively to the median 2021 estimated enterprise value/revenue multiples of the Public EV Companies, the Auto Tech Companies, the Mobility Platform Companies and Consumer Subscription Companies of 4.87x, 11.10x, 2.55x and 5.70x, respectively, and an overall median of 6.72x, as described further below) and assuming a 20% annual discount rate, the present day valuation of New Canoo is $3.4 billion, which implies a 46% discount for the transaction value. The HCAC Board believes this present value methodology is the most reasonable method of comparison. For additional details about the projections of Canoo’s revenue and EBITDA used in this comparative analysis, please see the section of this proxy statement/prospectus entitled “Certain Canoo Projected Financial Information.” The comparable companies used in the peer sets of Public EV Companies, the Auto Tech Companies, the Mobility Platform Companies and Consumer Subscription Companies are further described below. The public trading market valuation of comparable EV public companies (consisting of NIO Inc. (NYSE: NIO), Tesla (NASDAQ: TSLA) and BYD Company Limited (HKG: 01211.HK), collectively, the “Public EV Companies”) have estimated 2021 enterprise value/revenue multiples of 4.87x, 8.55x, and 1.55x, respectively, and a median of 4.87x and estimated 2021 enterprise value/EBITDA multiples of 14.1x (BYD Company Limited) and 52.5x (Tesla) and a median of 33.3x, in each case based on publicly available market data as of August 14, 2020. The public trading market valuation of comparable automotive technology companies (consisting of Ballard Power Systems, Inc. (NASDAQ: BLDP), Plug Power, Inc. (NASDAQ: PLUG), Nvidia Corporation (NASDAQ: NVDA), Mobileye N.V., Xilnix, Inc. (NASDAQ: XLNX), Cree, Inc. (NASDAQ: CREE), Melexis N.V. (EBR: MELE), and Ambarella, Inc. (NASDAQ: AMBA), collectively, the “Auto Tech Companies”) have estimated 2021 enterprise value/revenue multiples of 21.90x, 16.66x, 16.24x, 14.76x, 7.45x, 7.29x, 5.18x, and 4.91x, respectively, and a median of 11.10x and estimated 2021 enterprise value/EBITDA multiples of 38.5x (Nvidia), 26.1x (Mobileye), 23.8x (Xilnix), 46.1x (Cree), 19.1x (Melexis), and 91.6x (Ambarella) and a median of 32.3x, in each case based on publicly available market data as of August 14, 2020; provided that the metrics for Mobileye, Inc. represent CY2018E based on pre-announcement unaffected trading price as of March 10, 2017. The public trading market valuation of companies providing mobility platform alternatives to traditional car ownership (consisting of Uber Technologies, Inc. (NYSE: UBER) and Lyft, Inc. (NASDAQ: LYFT), collectively, the “Mobility Platform Companies”) have estimated 2021 enterprise value/revenue multiples of 3.13x and 1.97x, respectively, and a median of 2.55x, based on publicly available market data as of August 14, 2020 (neither of the Mobility Platform Companies has meaningful estimated 2021 enterprise value/EBITDA multiples). The public trading market valuation of comparable consumer subscription companies (consisting of Roku, Inc. (NASDAQ: ROKU), Netflix, Inc. (NASDAQ: NFLX), Peloton Interactive, Inc. (NASDAQ: PTON), Alarm.com Holdings, Inc. (NASDAQ: ALRM), Vivint Solar, Inc. (NYSE: VSLR), and Spotify Technology S.A. (NYSE: SPOT), collectively, the “Consumer Subscription Companies”) have estimated 2021 enterprise value/revenue multiples of 9.11x, 7.88x, 6.72x, 4.69x, 4.57x, and 4.11x, respectively, and a median of 5.70x and estimated 2021 enterprise value/EBITDA multiples of 37.8x (Netflix), 23.2 (Alarm.com), and 10.6x (Vivint) and a median of 23.2x, in each case based on publicly available market data as of August 14, 2020. In addition, the HCAC Board also reviewed a discounted sum-of-the-parts valuation based on Canoo’s 2025 estimated revenues from B2C subscription offerings and engineering & B2B products and services. These 2025 estimated revenues were then multiplied by a 2-year forward enterprise value / revenue multiple to arrive at the 2023 estimated value of Canoo’s B2C subscription offerings and engineering & B2B products and services. The B2C subscription offerings multiple was 5.75x based on the 5-year median 2-year forward multiple of Netflix (5.79x), which served as a public company proxy for a high-growth subscription company, and the engineering & B2B products and services multiple was 2.75x based on the 5-year median 2-year forward multiple of Tesla (2.79x), which served as a public company proxy for a high-growth EV company. The sum of the 2023 estimated values of the B2C subscription offerings and engineering & B2B products and services was then discounted to a present value, resulting in implied enterprise valuations for Canoo of $4.6 billion and $6.1 billion, based on discount rates of 25% and 15% respectively. These valuation analyses were initially prepared by Nomura and Stifel and reviewed by HCAC’s management team.

The disclosure in the final paragraph on page 110 of the definitive proxy statement/prospectus is hereby supplemented by amending and restating the paragraph to read as follows:

•        Business Where Hennessy Capital Can Add Value. Hennessy Capital’s management team has extensive experience in the transportation and transportation equipment industry, having successfully led Hennessy Capital Acquisition Corp., a SPAC (“Hennessy I”), through a business combination with the school bus manufacturer Blue Bird Corporation (NASDAQ: BLBD) (“Blue Bird”) in February 2015. A critical component of HCAC I’s investment thesis was the industry’s transition to alternative fuels with Blue Bird leading the way, having sold approximately six times more alternative fuel buses than all its competitors combined at the time of its business combination with HCAC I. In the fiscal year prior to its merger with HCAC I (fiscal year 2014), alternative fuel buses represented 15% of Blue Bird’s unit sales and as of August 2020 alternative fuel vehicles constituted a 48% mix of Blue Bird Corporation’s year-to-date sales and backlog. As part of its due diligence efforts and value creation plan, HCAC I advocated for an electric offering to further build on Blue Bird’s alternative fuel portfolio and industry leadership. In 2018, Blue Bird released its EV offerings and was the only manufacturer to offer the larger Type C and Type D configurations. Hennessy Capital’s management team also has a significant record of growing and expanding businesses from decades of experience in multiple private equity investment firms. Hennessy Capital’s management team’s prior experience on the board of directors of a public transportation equipment company, particularly one focused on alternative fuel vehicles including designing, manufacturing and marketing EVs, and comprehensive network of resources to support human capital, performance improvement and strategic growth initiatives will be valuable contributions to the New Canoo Board through Mr. Ethridge’s continued service as a director. Other than Mr. Ethridge’s role on the New Canoo Board, no director or officer of Hennessy Capital will have a formal position with respect to New Canoo.

The disclosure in the first paragraph on page 246 of the definitive proxy statement/prospectus is hereby supplemented by amending and restating the paragraph to read as follows:

Upon the consummation of the Business Combination, the business and affairs of New Canoo will be managed by or under the direction of the New Canoo Board. Other than Mr. Ethridge’s role on the New Canoo Board, no director or officer of Hennessy Capital will have a formal position with respect to New Canoo. The following table sets forth the name, age and position of each of the expected directors and executive officers of New Canoo upon consummation of the Business Combination as of October 27, 2020:

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Forward-Looking Statements

The information in this Current Report on Form 8-K includes, or incorporates by reference, “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, ability to accelerate Canoo’s go-to-market strategy and capitalize on commercial opportunities, potential benefits of the transaction and the potential success of Canoo’s go-to-market strategy, and expectations related to the terms and timing of completing the transaction. These statements are based on various assumptions, whether or not identified in this report, and on the current expectations, hopes, beliefs, intentions or strategies of Canoo’s and HCAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Canoo and HCAC. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the stockholders of HCAC or Canoo is not obtained; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to Canoo; risks related to the rollout of Canoo’s business and the timing of expected business milestones and commercial launch; risks related to future market adoption of Canoo’s offerings; risks related to Canoo’s go-to-market strategy and subscription business model; the effects of competition on Canoo’s future business; the amount of redemption requests made by HCAC’s public stockholders; the ability of HCAC or the combined company to issue equity or equity-linked securities in connection with the Business Combination or in the future, and those factors discussed in HCAC’s final prospectus filed on March 4, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020 and the Registration Statement, and the definitive proxy statement/prospectus contained therein, in each case, under the heading “Risk Factors,” and other documents of HCAC filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HCAC nor Canoo presently know or that HCAC and Canoo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HCAC’s and Canoo’s expectations, plans or forecasts of future events and views as of the date of this report. HCAC and Canoo anticipate that subsequent events and developments will cause HCAC’s and Canoo’s assessments to change. However, while HCAC and Canoo may elect to update these forward-looking statements at some point in the future, HCAC and Canoo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HCAC’s and Canoo’s assessments as of any date subsequent to the date of this report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Business Combination and Where to Find It

In connection with the Business Combination, HCAC filed the Registration Statement with the SEC, which includes the definitive proxy statement to be distributed to holders of HCAC’s common stock in connection with HCAC’s solicitation of proxies for the vote by HCAC’s stockholders with respect to the Business Combination and other matters as described in the Registration Statement and a prospectus relating to the offer of the securities to be issued to the equity holders of Canoo in connection with the Business Combination. The Registration Statement was declared effective by the SEC on December 4, 2020 and the definitive proxy statement/prospectus and other relevant documents have been mailed to HCAC’s stockholders as of the record date for the Special Meeting. HCAC’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus, in connection with HCAC’s solicitation of proxies for the Special Meeting to be held to approve, among other things, the Business Combination, because these documents contain important information about HCAC, Canoo and the Business Combination. Stockholders may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by HCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Nicholas A. Petruska, Executive Vice President, Chief Financial Officer, 3415 N. Pines Way, Suite 204, Wilson, Wyoming 83014 or by telephone at (307) 201-1903.

Participants in the Solicitation

HCAC, Canoo and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from HCAC’s stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of HCAC’s stockholders in connection with the Business Combination, including a description of their direct and indirect interests, is set forth in the Registration Statement filed with the SEC. You can find more information about HCAC’s directors and executive officers in the Registration Statement. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 16, 2020

HENNESSY CAPITAL ACQUISITION CORP. IV

By:	/s/ Nicholas A. Petruska
Name: Nicholas A. Petruska
Title: Chief Financial Officer